                                                                   Exhibit 99.1

RISK FACTORS

HISTORY OF LOSSES; UNCERTAIN FUTURE PROFITABILITY; LIMITED OPERATING HISTORY AS A RESELLER

The Company, which has never operated at a profit, has experienced increasing losses and negative operating cash flow since its inception in 1991. The Company expects that operating and net losses and negative cash flow from operations will continue until such point that the revenue from subscribers exceeds the direct costs to carriers and the overhead that the Company is rapidly reducing. At such time the Company may experience operating and net profits and positive cash flow. There is no assurance that the Company will be able to achieve revenue from subscribers that will exceed direct costs to carriers and the reduced overhead it is attempting to achieve. As of September 30, 1998, the Company had an accumulated deficit of approximately $73,750,000. The Company has also experienced a persistent working capital deficiency. There can be no assurance that the Company will successfully develop as a profitable reseller of wireless services, that the Company's existing retail mass merchandiser distribution channels will expand their use of the Company's services or that the Company will obtain additional channels of distribution.

To date, the Company has had limited capital with which to fund the up-front costs of acquiring new subscribers and has, therefore, been forced to control its subscriber growth both by limiting marketing activities in its distribution points and growth in the number of distribution points. The Company has substantially reduced the acquisitions of new subscribers and all marketing activity during the period in which the Company is attempting to raise additional capital and restructure its debt.

NEED FOR ADDITIONAL FINANCING

The wireless resale industry is highly capital intensive, particularly for expanding resellers such as the Company, as substantial costs are incurred in connection with the acquisition of new subscribers. The Company currently requires substantial amounts of capital to meet past due obligations and to fund current operations and is presently seeking to raise funds privately and restructure outstanding obligations. There is no assurance, however, and no representation is made that the Company will be successful in raising funds privately. If the Company is not successful in obtaining adequate financing and is unable to restructure or repay its indebtedness, it will be required to cease all of its operations. In addition, if it experiences unanticipated costs or pricing or other competitive pressures, if the Company is unable to avail itself of additional amounts under the Foothill Credit Facility, if Foothill Capital Corp. exercises its remedies under the Foothill Credit Facility or if the Company's plans or assumptions change or otherwise prove to be inaccurate, the Company will be required to curtail its planned changes in marketing strategy reduce or cease all of its operations.

If the Company decides to raise additional funds through the incurrence of debt, the Company may become subject to additional or more restrictive financial covenants. If additional funds are raised by issuing equity securities, the Company's stockholders may experience dilution. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock.

CONTINUANCE AS A GOING CONCERN

The Company's significant growth in subscribers has created a working capital deficiency due to the initial acquisition costs associated with the high rate of subscriber growth. The Company currently requires substantial amounts of capital to fund both current operations and to expand its subscriber base. Due to recurring losses from operations, a net capital deficiency and Company's inability to date to obtain sufficient financing commitments to support current and anticipated levels of operations, the Company's independent public accountants audit opinion states that these matters raise substantial doubt about the Company's ability to continue as a going concern.

DEVELOPMENT OF WIRELESS RESELLER OPERATIONS

A crucial component of the Company's strategy is its ongoing development as a national wireless reseller. Since November 1996, the Company has been operating as a reseller of the services of a number of cellular carriers and two national paging carriers, and is continuing to negotiate agreements with other carriers. The success of the Company's expansion plan is subject to certain risks. These risks include the Company's ability to negotiate additional reseller agreements on commercially reasonable terms, the increasingly competitive nature of the wireless telecommunications industry, including the effect of the development and introduction of new technologies, the ability to attract additional management personnel, and the overall effects of the trend toward deregulation of the telecommunications industry. These regulatory changes include the possible elimination of the obligation of facilities-based wireless carriers to make their services available for resale.

DEPENDENCE ON MAJOR CHANNELS OF DISTRIBUTION

Of the Company's approximately 75,000 cellular subscribers at September 30, 1998, approximately 78% were enrolled at RadioShack stores in the New York metropolitan area, Puerto Rico, the U.S. Virgin Islands and a portion of Missouri, the Company's principal channel of distribution. Cellular subscribers enrolled at RadioShack stores accounted for 78% of the Company's revenues in the second quarter of 1998, as compared to 78% and 62% during the first quarter of 1998 and the fourth quarter of 1997, respectively. The Company's distribution contract with RadioShack has been terminated. The Company's growth has been materially and adversely affected. The termination of, and potential default under, the agreement with RadioShack constitutes an event of default under the Foothill Credit Facility.

A significant component of the Company's growth strategy is the expansion of its relationships with existing mass market channels and the addition of new mass market channels to sell the Company's wireless services. There is no assurance that the Company will be able to obtain new channels of distribution or raise the productivity of existing channels of distribution to replace the enrollments obtained through the RadioShack stores. Accordingly, the Company's successful growth will be dependent in large part on the efforts of third parties, whose efforts will depend on their own financial, competitive, marketing and strategic considerations. Such considerations include the relative advantages of alternate products being offered by competitors. There can be no assurance that these mass market channels will devote sufficient time, attention and energy to the marketing of the Company's wireless services.

DEPENDENCE ON WIRELESS CARRIERS

The Company is dependent upon facilities-based cellular telephone and paging service providers for the supply of services to be resold to the Company's subscribers as well as for information as to usage needed by the Company to bill customers. Because of a lack of capital, the Company has not paid carriers within the time period required under carrier agreements. The Company would be adversely affected if the carriers failed to renew existing agreements with the Company, failed to provide adequate service or billing information or if they experienced financial, technical or regulatory difficulties, or if future demand for service exceeds current service capabilities. Further, an increase in the wholesale rates charged by the carriers would force the Company to either increase the rates it charges subscribers, which could adversely affect its ability to attract new, and retain existing, subscribers, or accept lower operating margins, which would adversely affect its results of operations. In view of the fact that the Company has been unable to pay amounts due to carriers on a timely basis, there is no assurance that it can maintain existing relationships with such carriers.

POTENTIAL ADVERSE EFFECT OF COMPETITION

The wireless communications industry is highly competitive and rapidly changing. Competition for wireless services subscribers is based principally upon the services and enhancements offered, the technical quality of the system, customer service, system coverage, capacity and price. The Company competes with both facilities-based and non-facilities-based cellular, PCS and paging service providers, as well as enhanced specialized mobile radio ("ESMR") companies and landline telephone service providers. Many of these service providers, including joint ventures involving some of the nation's largest regional and long distance carriers, have substantially greater access to capital than the Company, substantially greater marketing, technological, sales and distribution resources than those of the Company and significantly greater experience than the Company in providing wireless services. Some of the Company's competitors are expected to bundle their wireless services with other offerings, such as landline telephone and cable services, or to operate, through joint ventures and affiliation arrangements, wireless communications systems that encompass most of the continental United States.

Competition in the wireless communications industry is expected to continue to intensify. Due to the rapid introduction of 800 mhz digital technology PCS, ESMR, satellite-based communications and the growth in the number of facilities-based wireless carriers, many areas of the country which previously were covered by two licensed cellular carriers are now, or will soon be, served by several wireless providers. The trend toward consolidation within the telecommunications industry, accelerated by deregulation at the federal level, can also be expected to exert increased competitive pressures on companies that remain independent. There can be no assurance that new technologies that will compete with the Company's wireless services will not evolve or that the Company will be able to successfully operate in the increasingly competitive wireless telecommunications market.

DEPENDENCE ON EFFECTIVE INFORMATION AND BILLING SYSTEMS; YEAR 2000 TECHNOLOGY RISKS

The Company's operations are substantially dependent upon its activation network, information and billing systems. The Company uses these systems to enroll subscribers, monitor costs, bill and receive payments from customers, manage credit exposure and achieve operating efficiencies. The Company will have to upgrade and expand these systems as the Company expands its operations. The Company has limited experience in developing, managing and expanding these systems, and there can be no assurance that the Company will be successful in expanding and upgrading these systems. If the Company were to fail in expanding and upgrading these systems as necessary, or if the Company's systems were to fail for any period of time, the Company's ability to conduct its operations and achieve operating efficiencies would be severely hampered, which would materially adversely affect the Company's business, financial condition and results of operations.

The Company currently relies on a third party, Celltech, to perform billing services. There can be no assurance that Celltech will continue to perform such services competently or on a timely basis, and any failure of Celltech to do so would have a material adverse effect on the Company's business, relationships with mass market channels, financial condition and results of operations.

Although the Company does not believe that any significant financial expenditure or investment is expected to be required to make its computer systems currently in use year 2000 compliant, the Company is unable to predict whether the facilities-based cellular telephone and paging service providers, which provide the Company with the usage information needed to generate customer bills, or Celltech, have made sufficient modifications to their computer systems to address the potential problems of year 2000 software shortcomings. The failure of these third parties to effectively upgrade their software and systems for transition to year 2000 would have a material adverse effect on the Company's business, financial condition and results of operations.

ADVERSE EFFECT OF SUBSCRIBER DISCONNECTIONS

The Company's results of operations are significantly affected by subscriber disconnections. In order to realize net growth in units in service, disconnected users must be replaced, and additional users must be added. However, the sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers, and expenses associated with each new unit placement exceed the average gross profit received by the Company during the initial contract term. Because the Company's business is characterized by relatively high fixed costs of acquisition, disconnections directly and adversely affect operating income. The Company's subscriber churn rates are expected, in the short term to equal or exceed industry averages, which are projected by industry sources to range from 1.9% to 2.5% per month through 2002. Due to the fact that customer service resources have been reduced by the Company and many customers who enrolled under one year contracts will expire in the fourth quarter of 1997 a substantial number of such customers may not choose to continue service with the Company which would reduce ongoing revenue and could have a material adverse effect to the Company. An increase in its rate of disconnections would adversely affect the Company's results of operations. To date the Company has not entered into contracts greater than one year in duration with most of its cellular and paging subscribers. There can be no assurance that substantial numbers of its subscribers will continue to purchase wireless services from the Company. In the event that a significant percentage of its subscribers choose to purchase cellular telephone or paging service from another carrier or otherwise cease to purchase service from the Company, there can be no assurance that the Company will be able to replace its subscribers with new cellular and paging subscribers. Since a substantial number of subscriber contracts are expiring during the fourth quarter, disconnections may increase and exceed industry averages during this period.

EXPOSURE TO FRAUDULENT USE OF WIRELESS SERVICES

The cellular industry has been subject to telecommunications fraud and, in particular, "cloning" (or access fraud) of legitimate phone numbers leading to the illegal use of such numbers and subscriber fraud. Under its existing agreements with cellular carriers, the Company is generally not liable for the wholesale cost of access fraud, which results from the unauthorized duplication of a cellular telephone number. However, these agreements generally provide that the Company is liable for subscriber fraud, which occurs when a customer fraudulently uses another person's identification to become a subscriber of the Company and obtain wireless services. Since the Company is a reseller of cellular service, it does not have access to cellular usage on a "real time" basis. As a result, the discovery of the fraud mentioned above will occur in periods subsequent to that in which the actual fraud occurred. There can be no assurance that the Company will not in the future become subject to increased liability for access fraud or that the Company's liability for fraud will not have a material adverse effect on the Company's business.

DEPENDENCE ON KEY PERSONNEL

The Company's future success will depend upon the continued service of several key personnel, particularly Bruce A. Hahn, the Company's Chairman and Chief Executive Officer, as well as its ability to attract and retain highly qualified managerial and operational personnel. Competition for such personnel is intense, and there can be no assurance that the Company will retain its existing key managerial, technical or other personnel or that it will attract and retain such employees in the future. The loss of key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect upon the Company's results of operations. Mr. Hahn's employment agreement expired in December 1997 and the Company is currently negotiating a new agreement with him. The Company does not maintain key man life insurance on any of its personnel.

RAPID TECHNOLOGICAL CHANGE

The market for the Company's telecommunications services is characterized by rapid technological change and evolving industry standards. The introduction of services embodying new technology and the emergence of new industry standards can rapidly erode the competitive position of existing telecommunications services. The Company's success will be substantially dependent upon its ability to anticipate changes in technology and industry standards and successfully introduce new and enhanced services on a timely basis. If the Company is unable for technological or other reasons to introduce new services in a timely manner, it could have a material adverse effect on the Company's business.

GOVERNMENT REGULATION

The resale of interstate and intrastate cellular mobile telephone service is subject to federal regulation as a commercial mobile radio service ("CMRS") and, as such, to certain aspects of common carrier regulation. Although the Federal Communications Commission ("FCC") has the authority to do so, it has to date elected not to regulate rates and the entry of wireless services providers, and states are precluded, as a matter of federal law, from regulating the rates or entry of CMRS resellers. However, the Company remains subject to the general obligations of all common carriers, including the requirement to charge just and reasonable rates and to service all customers in a non-discriminatory manner. Because Congress has preempted all state rate and entry regulation CMRS providers, the Company is not required to obtain state certification or file state tariffs in connection with its provision of wireless services. States, however, retain authority to regulate other terms and conditions of wireless services. This has been interpreted to include the ability of a state public utility commission to act on a complaint regarding an underlying carrier's alleged discrimination against a cellular reseller. The Company also remains subject to state regulations generally affecting corporations that do business within a state, including a state's consumer protection laws.

Common carriers are currently required to make their services available for resale. However, the FCC has determined to terminate the resale obligations of cellular, PCS and ESMR providers on November 24, 2002. The FCC order terminating such resale obligations is currently being reconsidered by the FCC. The Company cannot predict the outcome of the FCC's reconsideration; however, if the FCC upholds its decision to terminate the resale obligation of carriers, the Company's business, results of operations and financial condition could be adversely affected.

Effective January 1, 1998, a new universal service support system went into effect to ensure the provision of service to rural, insular and high-cost areas, to low-income individuals and to eligible schools, libraries and rural healthcare providers. Under this system, the Company is required to contribute a percentage of its revenues to these universal service programs. Although these charges apply equally to all carriers, to the extent that the charges increase the rates charged by the Company, they could adversely affect the Company's business.

The Company expects that there will continue to be numerous changes in federal and state regulation of the telecommunications industry. The Company is unable to predict the future course of such legislation and regulation, and further changes in the regulatory framework could have a material adverse effect on the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY RISKS

The Company relies on copyrights, trade secret protection and non-disclosure agreements to establish and protect its rights relating to its proprietary software platform and other technology. The Company does not hold any patents. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that it will be successful in doing so, or that its competitors will not independently develop and/or patent computer software and hardware that is functionally substantially equivalent or superior to the Company's Activation Services Network ("ASN") system, which could have a material adverse effect on the Company's business. The Company has also been advised that its use of the service mark and trade name "Ameritel" and the service mark "Family Link" both of which are registered Trademarks owned by the Company may infringe on trademarks and service marks of others in certain states. Additionally, the Company is aware that several other companies are using the name "Ameritel" or similar names, and that it is unlikely that the Company can obtain exclusive or even broad service mark protection for the "Ameritel" name. There also can be no assurance that other companies using the "Ameritel" name or a similar name will not challenge the Company's right to use the "Ameritel" name and will not seek to enjoin the Company from using such name. Accordingly, the Company is in the process of exploring whether to seek a new name under which to market its services; however, a change in name may cause confusion in the marketplace and may adversely affect the Company's business strategy of developing a brand name and identity, which in turn may adversely affect the Company's growth, particularly in the short-term.

ABSENCE OF DIVIDENDS

The Company has not paid and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, for use in the Company's growth and ongoing operations. In addition, the terms of the Foothill Credit Facility restrict the ability of the Company to pay dividends on the Common Stock.

CONVERTIBLE PREFERRED STOCK DILUTION

The Company has approximately $19 million of Convertible Preferred Stock outstanding, which is convertible into shares of Common Stock at a conversion price equal to the lesser of (i) 85% of the average of the three lowest closing prices per share of Common Stock for the 25 trading days immediately preceding the conversion notice and (ii) $6.89 per share in respect of $5.0 million of Convertible Preferred Stock, $5.85 per share in respect of an additional $5.0 million of Convertible Preferred Stock $5.31 per share in respect of an additional $5.0 million of Convertible Preferred Stock and $5.51 per share with respect to an additional $4.0 million of Convertible Preferred Stock. Further, the conversion price of each series of Convertible Preferred Stock is subject to reduction if the Company does not comply with certain covenants within specified time periods. Accordingly, a decline in the price of the Common Stock below the fixed conversion price will result in the issuance of additional shares of Common Stock and the number of such additional shares may be material. In addition, holders of securities having conversion features similar to those of the Convertible Preferred Stock tend to sell their shares immediately upon conversion, which generally results in a decline in the price of the Common Stock and an increase in the number of shares issued upon the next conversion. Accordingly, any conversion of the Convertible Preferred Stock is likely to increase substantially the number of shares of Common Stock outstanding, adversely affect the price of the Common Stock and result in dilution to existing stockholders. In addition, under generally accepted accounting principles a portion of the proceeds from the sale of the Convertible Preferred Stock was allocated to this beneficial conversion feature, and this discount is amortized; to the extent conversion occurs prior to the full amortization of the discount, the Company will be required to recognize the remainder of the discount in the period of conversion, which will reduce earnings in that period.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of Common Stock by existing stockholders under Rule 144 promulgated under the Securities Act, or through the exercise of registration rights or the issuance of shares upon the exercise of options or warrants could materially adversely affect the market price of shares of Common Stock and could materially impair the Company's ability to raise capital through an offering of Common Stock. No predictions can be made as to the effect, if any, market sales of such shares or the availability of such shares for future sales will have on the market price of shares of Common Stock prevailing from time to time.

POSSIBLE VOLATILITY OF STOCK PRICE

In recent years, the stock market in general, and the market for shares of small capitalization companies (such as the Company) in particular, have experienced extreme price fluctuations which have been unrelated to changes in the operating performance of the affected companies. Over the past 12 months, the Company also has experienced significant volatility in its stock price, and there can be no assurance that such fluctuations will not adversely affect the market price of the Company's Common Stock in the future.